Exhibit 99.1

Silvercorp Announces Updated Mineral Resource Estimate for its Condor Project, located in the Zamora Chinchipe Province of Ecuador

Trading Symbol:           TSX/NYSE American: SVM

VANCOUVER, BC, May 12, 2025 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) is pleased to report an updated independent mineral resource estimate (the "MRE") prepared in accordance with National Instrument 43-101- Standards of Disclosure for Mineral Projects ("NI 43-101") for its Condor gold project  in the Zamora-Chinchipe Province of Ecuador (the "Project").

A preliminary economic assessment ("PEA") was completed on the Project in 2021 by a previous operator1, which outlined a high tonnage, low-grade, open pit gold project.  As discussed in its December 4, 2024 press release, that after publishing an updated MRE the Project, the Company will then publish an updated Preliminary Economic Assessment study for the Project.

The MRE update was completed by SRK Consulting (Canada) Inc. ("SRK") with an effective date of February 28, 2025, focused on the higher-grade material that would be accessible through underground mining, whereas the Camp and Los Cuyes deposits are reported as underground resources, based on cutoff grades of 2.2 g/t (Base Case) , 1.5 g/t (Case 2), and 1 g/t  (Case 3) of gold equivalent ("AuEq") (Table 1). For the smaller satellite deposits of Enma and Soledad, mineral resources are reported using conceptual pit constraints (Table 2).

Highlights of MRE for Underground Operation

•	Total indicated underground mineral resources of 3.17 million tonnes ("Mt") at Camp and Los Cuyes deposits, containing 0.34 million ounces ("Mozs") of gold ("Au"), 2.0 Moz of silver ("Ag"), and 49.4 million pounds ("Mlbs") of zinc ("Zn"), or collectively 0.37 Moz gold equivalent ("AuEq") at a cutoff grade of 2.2 g/t AuEq.
•	Total inferred underground mineral resources of 12.1 Mt at Camp and Los Cuyes deposits, containing 1.38 Mozs of Au, 8.56 Mozs of Ag, and 204.2 Mlbs of Zn, or collectively 1.50 Mozs AuEq at a cutoff grade of 2.2 g/t AuEq.
•	Favorable initial metallurgical test work indicates laboratory-based gold recoveries of up to 96% at Camp and 88% at Los Cuyes based on cyanide leaching.

Resource Estimation Details

The mineralized bodies have been modeled as a combination of sub-vertical to steeply dipping planar structures, and a disseminated system of mineralization in four distinct deposits, each with individual mineralization characteristics. The exploration database contains exploration results from previous operators of the Project from 1993 to 2018. Silvercorp has undertaken relogging of the drill holes and a re-interpretation of the controls on mineralization. The mineral resources have been estimated using a combination of ordinary kriging and Inverse Distance squared weightings depending on the quantity and density of data available in each mineralized domain. The mineral resources have been classified and reported in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards and NI 43-101.

A full NI 43-101 technical report covering all the details of mineral resource estimation processes will be posted under the Company's SEDAR+ profile at www.sedarplus.ca within 45 days from the date of this news release.

________________________________
[1] Condor Project NI 43-101 Report on Preliminary Economic Assessment Zamora-Chinchipe, Ecuador, July 28, 2021, filed under Luminex Resources on Sedar+

Resource Statement Table

A Base Case underground mineral resource estimate for the Camp and Los Cuyes deposits was made based on a cutoff grade of 2.2g/t AuEq which is calculated from assumptions of specified metal prices and estimated costs of mining, processing and G&A. Cutoff sensitivity tables for Case 2 (cutoff grade of 1.5 g/t AuEq) and Case 3 (cutoff grade of 1.0 g/t AuEq) are also provided. These cases are based on lower cutoff grades derived from higher metals prices and lower costs of mining, processing and G&A, to accommodate optimistic perspective of future market conditions.

Table 1: Condor Project - Underground Mineral Resource as of Feb 28, 2025

Base Case - Cutoff Grade AuEq 2.2 g/t

		Average Grade					Contained Metal
Deposit	Tonnes	AuEq	Au	Ag	Pb	Zn	AuEq	Au	Ag	Pb	Zn
	(Mt)	(g/t)	(g/t)	(g/t)	( %)	( %)	(Moz)	(Moz)	(Moz)	(Mlb)	(Mlb)
Indicated
Camp	2.45	3.44	3.17	18.68	0.08	0.73	0.27	0.25	1.47	4.36	39.45
Los Cuyes	0.72	4.04	3.82	22.9	0.09	0.63	0.09	0.09	0.53	1.37	9.97
Total	3.17	3.58	3.32	19.63	0.08	0.71	0.37	0.34	2.00	5.72	49.42
Inferred
Camp	7.9	3.38	3.07	20.59	0.08	0.89	0.86	0.78	5.23	13.27	154.94
Los Cuyes	4.2	4.71	4.47	24.64	0.12	0.53	0.64	0.60	3.33	10.74	49.28
Total	12.1	3.84	3.55	22	0.09	0.77	1.50	1.38	8.56	24.01	204.22
Cutoff grade calculation= (Mining cost + Processing cost + G&A) / (Au price * Au payable * Au recovery * (1-royalty)/31.1035):
-Camp = (US$80/t + US$40/t+ US$22/t)/(US$2,200 * 99.5% * 96% * (1-3%)/ 31.1035.
-Los Cuyes = (US$80/t + US$35/t+ US$18/t)/(US$2,200 * 99.2% * 88% * (1-3%)/ 31.1035.

Sensitivity Case 2 - Cutoff Grade AuEq 1.5 g/t

		Average Grade					Contained Metal
Deposit	Tonnes	AuEq	Au	Ag	Pb	Zn	AuEq	Au	Ag	Pb	Zn
	(Mt)	(g/t)	(g/t)	(g/t)	( %)	( %)	(Moz)	(Moz)	(Moz)	(Mlb)	(Mlb)
Indicated
Camp	4.37	2.72	2.47	17.17	0.07	0.69	0.38	0.35	2.41	6.85	66.70
Los Cuyes	1.25	3.11	2.93	18.80	0.08	0.63	0.12	0.12	0.75	2.23	17.30
Total	5.62	2.81	2.57	17.53	0.07	0.68	0.51	0.46	3.17	9.08	83.99
Inferred
Camp	16.25	2.58	2.31	17.45	0.06	0.77	1.35	1.21	9.11	22.67	276.04
Los Cuyes	5.29	4.12	3.90	21.79	0.11	0.52	0.70	0.66	3.70	12.41	60.95
Total	21.53	2.96	2.70	18.51	0.07	0.71	2.05	1.87	12.82	35.07	337.00
Cutoff grade calculation= (Mining cost + Processing cost + G&A) / (Au price * Au payable * Au recovery * (1-royalty)/31.1035):
-Camp = (US$60/t + US$30/t+ US$22/t)/(US$2,500 * 99.5% * 96% * (1-3%)/ 31.1035.
-Los Cuyes = (US$60/t + US$30/t+ US$15/t)/(US$2,500 * 99.2% * 88% * (1-3%)/ 31.1035.

Sensitivity Case 3 - Cutoff Grade AuEq 1 g/t

		Average Grade					Contained Metal
Deposit	Tonnes	AuEq	Au	Ag	Pb	Zn	AuEq	Au	Ag	Pb	Zn
	(Mt)	(g/t)	(g/t)	(g/t)	( %)	( %)	(Moz)	(Moz)	(Moz)	(Mlb)	(Mlb)
Indicated
Camp	6.44	2.25	2.02	15.77	0.06	0.62	0.47	0.42	3.27	8.90	87.91
Los Cuyes	1.45	2.86	2.69	17.60	0.08	0.63	0.13	0.13	0.82	2.55	20.07
Total	7.89	2.36	2.14	16.11	0.07	0.62	0.60	0.54	4.08	11.45	107.98
Inferred
Camp	23.78	2.16	1.92	15.43	0.06	0.68	1.65	1.47	11.80	29.05	356.32
Los Cuyes	6.01	3.78	3.58	20.20	0.10	0.53	0.73	0.69	3.90	13.71	70.66
Total	29.79	2.49	2.26	16.39	0.07	0.65	2.38	2.16	15.70	42.76	426.98
Cutoff grade calculation= (Mining cost + Processing cost + G&A) / (Au price * Au payable * Au recovery * (1-royalty)/31.1035):
-Camp = (US$55/t + US$20/t+ US$15/t)/(US$3,000 * 99.5% * 96% * (1-3%)/ 31.1035.
-Los Cuyes = (US$55/t + US$20/t+ US$10/t)/(US$3,000 * 99.2% * 88% * (1-3%)/ 31.1035.

In addition to the underground MRE at Camp and Los Cuyes, conceptual open pit shell constrained MRE were reported for Soledad and Enma with cut-off grades of 0.5 g/t AuEq for Soledad and 0.6 g/t AuEq for Enma (Table 2):

•	Total indicated open pit mineral resources of 4.06 Mt at the Soledad and Enma deposits, containing 0.14 Moz of Au, 9.27 Moz of Ag, and 50.1 Mlbs of Zn, or collectively 0.15 Mozs AuEq.
•	Total inferred open pit mineral resources of 14.17 Mt at the Soldedad and Enma deposits, containing 0.35 Mozs of Au, 2,676 Kozs of Ag, and 158.1 Mlbs of Zn, or collectively 0.38 Mozs AuEq.

Table 2: Condor Project - Conceptual Open Pit Constrained Mineral Resource as of Feb 28, 2025

		Average Grade					Contained Metal
Deposit	Tonnes	AuEq	Au	Ag	Pb	Zn	AuEq	Au	Ag	Pb	Zn
	(Mt)	(g/t)	(g/t)	(g/t)	( %)	( %)	(Moz)	(Moz)	(Moz)	(Mlb)	(Mlb)
Indicated
Soledad	4.03	1.14	1.06	7.05	0.05	0.56	0.15	0.14	0.91	4.37	49.88
Enma	0.03	1.05	0.97	7.11	0.07	0.3	0.00	0.00	0.01	0.05	0.21
Total	4.06	1.14	1.06	7.05	0.05	0.56	0.15	0.14	0.92	4.41	50.10
Inferred
Soledad	14.15	0.83	0.76	5.86	0.04	0.51	0.38	0.35	2.66	12.82	158.01
Enma	0.02	0.74	0.56	16.07	0.06	0.2	0.00	0.00	0.01	0.03	0.10
Total	14.17	0.82	0.76	5.87	0.04	0.51	0.38	0.35	2.68	12.85	158.11
Cutoff grade within pit shell = (Processing cost + G&A)/ (Au price * Au payable * Au recovery * (1-royalty)/31.1035):
-Soledad = (US$20/t+ US$12/t)/(US$2,200 * 99.5% * 90% * (1-3%)/ 31.1035.
-Enma = (US$20/t+ US$12/t)/(US$2,200 * 99.5% * 75% * (1-3%)/ 31.1035.

Notes:

•	Mineral resources are reported in relation to a conceptual pit shell for Soledad and Enma, and above an underground extraction economic cut off value for Camp and Los Cuyes. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimate.
•	AuEq equivalent formulas by deposits using a gold price of US$2,200/oz, silver price of US$27/oz, zinc price of US$2,650/t and lead price of US$1,950/t.
- Camp = Au g/t + Ag g/t * 0.0076 + Zn %* 0.1643 + Pb% * 0.0976.
- Los Cuyes = Au g/t + Ag g/t * 0.0092 + Pb% * 0.1515.
- Soledad = Au g/t + Ag g/t * 0.0109.
- Enma = Au g/t + Ag g/t * 0.0111.
•	Numbers may not compute exactly due to rounding.

Deposit Descriptions

The Condor deposits are hosted in a Cretaceous volcanic complex of diatremes and rhyolite/dacite intrusives crosscutting the Zamora batholith granodiorite of Jurassic age. The Project consists of the following known deposits in the northern area (Figure 1):

769,000mE
770,000mE
9,553,000mN
9,552,000mN
Drillhole Collar and Trace
Tenement
Lithology
Rhyolite-Quartz Feldspar Porphyry
Dacite-Andesite Porphyry
Rhyolitic Lapilli Tuff
Rhyodacite Porphyry
Breccia
Sandstone
Rhyolitic Welded Tuff
Diorite
Granodiorite
Amphibolite-Schist
Los Cuyes
Camp
Enma
San Jose
Soledad
Guaya
Au Legend
Au (g/t)
< 0.1
0.1 to 0.2
0.2 to 0.5
0.5 to 1.0
1.0 to 2.0
>= 2.0
0
200
400m

Figure 1: Condor Project Plan View Showing Mineral Deposits (CNW Group/Silvercorp Metals Inc.)

•	Los Cuyes: Gold is hosted in a volcanic diatreme which crosscuts a granodiorite batholith. The diatreme, with a dimension of 450m in NE-SW x 300m in NW-SE x 350m depth comprises phreatomagmatic breccias, tuff and sediments, all of which are cross-cut by NW and NE striking dykes of rhyolite and dacite. Gold mineralization mostly occurs in subvertical vein structures containing pyrite and sphalerite with minor amounts of galena and chalcopyrite. The vein-like mineralisation primarily occurs along the contact zones of intrusive dykes with the surrounding volcanics and Granodiorite batholith. In addition, gold is also associated with sulfide dissemination occurring in rhyolitic tuff units, resulting in wide sub-horizontal zones of gold mineralization.
•	Camp: Gold mineralization occurs within veins of pyrite/sphalerite and is controlled by NW striking rhyolite dykes at shallow levels, as well as crypto intrusive domes of rhyolite at depth. Gold mineralization remains open beyond a depth of 700 metres based on existing drill data.
•	Soledad: Gold mineralization is associated with pyrite/sphalerite replacement of feldspar grains (patchy) or veins hosted in a rhyodacite porphyry. At San Jose, gold mineralization consists of sphalerite-rich veins hosted in phreatomagmatic breccia.
•	Guaya: Gold mineralization is associated with pyrite-sphalerite veins hosted in a rhyo-dacite porphyry.
•	Enma: Gold mineralization occurs within veins of pyrite/sphalerite hosted in the rhyolitic breccia along the contact between dacitic tuff and granodiorite batholith.

Next Steps

The Company will undertake a 3,500-metre surface drilling program over 10 holes at Los Cuyes and Camp commencing in May 2025 to test several areas where the Company sees exploration potential:

•	Broad zones of sub-horizontal disseminated gold mineralization which occur within the rhyolitic tuffs at Los Cuyes.
•	Contact zone of crypto rhyolite domes with batholith granodiorite for wide mineralization at Camp.
•	Region between the Camp and Los Cuyes deposits.
•	Gap area between Camp and Soledad, testing for potential connection of NW trending mineralized structures across the two deposits and for potential strike extension of NW trending mineralized structures.
•	Gap between the Los Cuyes and Enma deposits for potential strike extension of NW trending mineralized structures.

With the MRE complete, the Company plans to publish a PEA by the end of 2025 for an underground operation. In addition, the Company will continue to advance necessary permits and community agreements required to develop exploration tunnels into the higher grade zones, which will inform a possible feasibility study which would follow the PEA.

Qualified Person

The MRE and data verification were completed by SRK. Mr. Mark Wanless, Pr.Sci.Nat, Principal Geologist with SRK, is the qualified person (as defined in NI 43-101) for the purposes of the MRE. The scientific and technical information contained in this news release has been reviewed and approved by the qualified person. The qualified person has verified the information disclosed herein using standard verification processes, including the sampling, preparation, security and analytical procedures underlying such information, and is not aware of any significant risks and uncertainties or any limitations on the verification process that could be expected to affect reliability or confidence in the information discussed herein.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cash flow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information
Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

Cautionary Note to US Investors

This news release has been prepared in accordance with the requirements of Canadian NI 43-101 and the CIM, which differ from the requirements of U.S. securities laws. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian public disclosure standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"), and information concerning mineralization, deposits, mineral reserve and mineral resource information contained or referred to herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this news release uses the terms "indicated mineral resources", and "inferred mineral resources". U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. The requirements of NI 43-101 for identification of "reserves" are not the same as those of the SEC, and may not qualify as "reserves" under SEC standards. Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of an "indicated mineral resource" will ever be converted into a "reserve". U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of "inferred mineral resources" exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian securities laws, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of "contained metal" in a mineral resource is permitted disclosure under Canadian securities laws. However, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

This news release includes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable securities laws relating to, among other things statements regarding inferred, indicated or measured mineral resources or mineral reserves on the Company's projects, the anticipated exploration, drilling, development, construction, and other activities or achievements of the Company; the filing of NI 43-101 technical report; plans to advance the permits and community agreements required to develop exploration tunnels into the higher grade zones; and the Company's plans to publish a PEA. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Forward-looking information may in some cases be identified by words such as "will", "anticipates", "expects", "intends" and similar expressions suggesting future events or future performance.

Actual results may vary from forward-looking statements. We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors, including  fluctuating commodity prices; recent market events and condition; estimation of mineral resources, mineral reserves and mineralization and metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; climate change; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into existing operations; permits and licences for mining and exploration in China; title to properties; non-controlling interest shareholders; acquisition of commercially mineable mineral rights; financing; competition; operations and political conditions; regulatory environment in China; regulatory environment and political climate in Bolivia and Ecuador; changes in national and local government's taxation, controls, political or economic developments; integration and operations of Adventus; the Company's ability to obtain and maintain social license at its mineral properties; risks associated with community relations and corporate social responsibility; environmental risks; natural disasters; dependence on management and key personnel; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; conflicts of interest; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; outcome of current or future litigation or regulatory actions; bringing actions and enforcing judgments under U.S. securities laws; cyber-security risks; public health crises; the Company's investment in New Pacific Metals Corp. and Tincorp Metals Inc.;  and the other risk factors described in the Company's Annual Information Form and in the Company's Annual Report on Form 40-F, and other filings with Canadian and U.S. regulators on www.sedarplus.ca and www.sec.gov; could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents expectations as of the date of this news release and is subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

A comprehensive discussion of other risks that impact Silvercorp can also be found in their public reports and filings which are available under its profile at www.sedarplus.ca.

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